[webMethods Letterhead]

April 18, 2007

Dear Stockholder:

We are pleased to inform you that on April 4, 2007, webMethods, Inc. (“webMethods”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Software AG (“Software AG”) and Wizard Acquisition, Inc., a wholly-owned indirect subsidiary of Software AG (“Offeror”).

Pursuant to the terms of the Merger Agreement, Offeror has commenced a cash tender offer (the “Offer”) to purchase all of the issued and outstanding shares of webMethods’ common stock (“Common Stock”), at a per share price of $9.15, net to the seller in cash (the “Common Offer Price”) without interest thereon, less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offeror’s Offer to Purchase and related materials accompanying this letter. Unless subsequently extended, the Offer is currently scheduled to expire at 12:00 midnight, New York City time, on May 15, 2007. Following the successful completion of the Offer, Offeror will be merged into webMethods (the “Merger”), and all shares of Common Stock not purchased in the Offer (other than shares held by dissenting stockholders, if applicable) will be entitled to receive the Common Offer Price per share of Common Stock.

The webMethods board of directors (the “Board”) has unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and fair to, and in the best interests of, webMethods and webMethods’ stockholders; and (2) approved and adopted the Merger Agreement and the terms and conditions thereof and the transactions contemplated thereby, including the Offer and the Merger. Accordingly, the Board recommends that you accept the Offer and tender your shares to Offeror pursuant to the Offer.

In arriving at its recommendations, the Board gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of Bear, Stearns & Co. Inc., dated April 4, 2007, to the effect that, as of that date and based upon and subject to the qualifications and conditions set forth in the written opinion, the consideration of $9.15 in cash per share of Common Stock was fair, from a financial point of view, to holders of Common Stock, excluding Software AG and its affiliates.

Also accompanying this letter is a copy of the Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares to Offeror pursuant to the Offer. These documents set forth the terms and conditions of the Offer and provide instructions as to how to tender your shares to Offeror pursuant to the Offer. We urge you to read each of the enclosed materials carefully.

Very truly yours,

/s/ David L. Mitchell
David L. Mitchell
President and Chief Executive Officer